UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 13, 2016
Chemical Financial Corporation
(Exact Name of Registrant as
Specified in its Charter)

Michigan (State or Other Jurisdiction of Incorporation)	000-08185 (Commission File Number)	38-2022454 (IRS Employer Identification No.)

235 E. Main Street Midland, Michigan (Address of Principal Executive Offices)	48640 (Zip Code)
Registrant's telephone number, including area code:  (989) 839-5350
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01	Regulation FD Disclosure
Chemical Financial Corporation ("Chemical") will hold a special meeting of shareholders on July 19, 2016, at 3:30 p.m. local time, at Midland Country Club, 1120 W. St. Andrews, Midland, Michigan. At the meeting, the shareholders will consider the following: (1) to approve of the Agreement and Plan of Merger, dated January 25, 2016, by and between Chemical and Talmer Bancorp, Inc. ("Talmer"), under which Talmer will merge with and into Chemical (the "merger"); (2) to vote on a proposal to approve the issuance of shares of Chemical common stock, $1 par value per share, to shareholders of Talmer in connection with the merger; (3) to vote on a proposal to approve an amendment to Chemical's Articles of Incorporation to increase the number of authorized shares of common stock from 60 million to 100 million; (4) to cast a non-binding, advisory vote to approve the compensation that may be paid or become payable to Chemical's named executive officers that is based on or otherwise related to the merger; and (5) to vote on a proposal to approve the adjournment of the Chemical special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve proposals 1 through 3 listed above. Chemical will also transact such other business as may properly come before the special meeting or any adjournment proposal of the special meeting.
Chemical is making this meeting accessible to the public by telephone on a listen-only basis. Anyone interested in the meeting may access the meeting on a live basis by dialing toll-free 1-800-914-3395 and entering 8895121 for the pass code.
This Report is furnished to, and not filed with, the Commission.
Additional Information about the Transaction
In connection with the merger, Chemical has filed a registration statement on Form S-4, including amendments thereto, with the SEC containing a prospectus for Chemical and a joint proxy statement to be used by Chemical and Talmer to solicit the required approvals of their respective shareholders of the merger and other relevant documents concerning the transaction. The registration statement was declared effective by the SEC on June 9, 2016. Chemical and Talmer may also file other documents with the SEC concerning the proposed merger. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, INVESTORS AND SHAREHOLDERS OF TALMER AND CHEMICAL ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH OR THAT MAY BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TALMER, CHEMICAL AND THE TRANSACTION. Investors can obtain these documents free of charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC in connection with the merger can also be obtained without charge, at Chemical’s website at www.chemicalbankmi.com (which website is not incorporated herein by reference), or by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757, or at Talmer’s website at www.talmerbank.com (which website is not incorporated herein by reference), or by contacting Talmer Bancorp, Inc., 2301 West Big Beaver Road, Suite 525, Troy, Michigan 48084, Attention: Brad Adams, Investor Relations, telephone 248-498-2862.
Participants in the Merger Solicitation
Chemical and Talmer, and their respective directors, executive officers, and certain other members of management and employees, may be soliciting proxies from Chemical and Talmer shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Chemical and Talmer shareholders in connection with the proposed transaction are set forth in the Joint Proxy Statement and Prospectus filed with the SEC. Information about Chemical’s directors and executive officers can be found in Chemical’s definitive proxy statement in connection with its 2016 annual meeting of shareholders, as filed with the SEC on March 4, 2016, and other documents subsequently filed by Chemical with the SEC. Information about Talmer’s directors and executive officers can be found in Talmer’s Annual Report on Form 10-K, Amendment No. 1, as filed with the SEC on March 30, 2016, and other documents subsequently filed by Talmer with the SEC. Additional information regarding the interests of such participants are included in the Joint Proxy Statement and Prospectus and other relevant documents regarding the merger filed with the SEC. Free copies of these documents may be obtained as described above.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	July 13, 2016	CHEMICAL FINANCIAL CORPORATION (Registrant)

/s/ Lori A. Gwizdala
Lori A. Gwizdala
Executive Vice President, Chief Financial Officer and Treasurer